                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Bayonne Bancshares, Inc.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                   072883-10-1
               ___________________________________________________
                                 (CUSIP Number)


                                December 31, 1998
           ___________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  072883-10-1                   13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Savings Bank of New Jersey, SLA
        Employee Stock Ownership Plan
        IRS ID No. 22-3511899
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        New Jersey chartered stock savings association's employee stock benefit plan organized in New Jersey.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF                      414,136

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY                     283,744

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                         697,880

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 697,880

________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.5% of 8,255,824 shares of Common Stock outstanding as of December 31, 1998.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                      FIRST SAVINGS BANK OF NEW JERSEY, SLA
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Bayonne Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            568 Broadway
            Bayonne, New Jersey  07002

Item 2(a)   Name of Person Filing:
            First Savings Bank of New Jersey, SLA
            Employee Stock Ownership Plan
            Trustee:   First Security Trust Company
                       900 E. Atlantic Ave., Suite 13
                       Delray Beach, Florida  33483

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            568 Broadway
            Bayonne, New Jersey  07002

Item 2(c)   Citizenship:

            New Jersey chartered stock savings institution's employee stock benefit plan organized in New Jersey.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number: 072883-10-1

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 697,880 shares of the issuer. This number of shares represents 8.5% of the common stock, par value $.01, of the issuer, based upon 8,255,824 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 414,136 of the shares and shares voting power over 283,744 shares. The reporting person has the sole power to dispose or direct the disposition of 697,880 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 16, 1999
                  ____________________________________________
                                     (Date)

                           /s/ Eugene U. Malinowski
                  ____________________________________________
                                   (Signature)

                            Vice President and CFO
                  ____________________________________________
                                     (Title)









                              Page 5 of 5 pages